UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

APPOINTMENT OF PRESIDENTS AND CESSATION OF EXECUTIVE COUNCIL

SIGNATURES

INDEX TO EXHIBITS

EXHIBIT 99.1

APPOINTMENT OF PRESIDENTS AND CESSATION OF EXECUTIVE COUNCIL

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

Infosys, a global leader in consulting, technology and outsourcing solutions, today announced that it appointed Mr. B. G. Srinivas and Mr. U. B. Pravin Rao as Presidents of the Company, reporting to Mr. S. D. Shibulal, Chief Executive Officer & Managing Director. These appointments are effective immediately.

The business portfolios will be realigned under the two Presidents as set forth below. In addition, Mr. B. G. Srinivas will focus on global markets and Mr. U. B. Pravin Rao will focus on global delivery and service innovation.

Financial services, Insurance, Manufacturing, Engineering Services, Energy & Communications, Infosys Public Services, Infosys Lodestone, Strategic Global Sourcing, Marketing and Alliances will report to Mr. B. G. Srinivas.

Retail, Consumer Packaged Goods and Logistics, Life Sciences, Resources & Utilities, Services, Growth Markets, Cloud & Mobility, Quality & Productivity and Infosys Leadership Institute will report to Mr. U. B. Pravin Rao.

In view of these changes, the Executive Council, as a forum, will cease to exist with effect from April 1, 2014.

A press statement issued by the Company in this regard is attached herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: January 3, 2014	S. D. Shibulal Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Press statement issued by Infosys Limited, dated January 3, 2014